SCHEDULE A to the Amended Investment Advisory Agreement

As of January 14, 2026

Fund	Advisory Fee Rate based on average daily net assets	Effective Date
Rayliant-ChinaAMC Transformative China Tech ETF	0.75%	July 18, 2025
Rayliant-Wilshire NxtGen International Equity ETF	0.42%	November 20, 2025

RAYLIANT FUNDS TRUST
By: /s/ David B. Scott
Name: David B. Scott
Title: Trustee, President & Treasurer

Rayliant Investment Research

By: /s/ David B. Scott
Name: David B. Scott
Title: Chief Operating Officer